EXHIBIT 3

Part I: Identifying Information

6. Provide, if any, the website URL of the NMS Stock ATS:

~~**Answer:** www.tzeroats.com~~
Answer: ats.tzero.com

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 2:   Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

☒ Yes ☐ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (<u>e.g.,</u> broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (*e.g.,* principal, agency, riskless principal).

Answer: SpeedRoute, LLC ("SpeedRoute") (MPID: SPDR) is a U.S.-registered broker-dealer and affiliate of tZERO ATS, LLC through common ownership; SpeedRoute and tZERO ATS, LLC are wholly-owned subsidiaries of tZERO ~~Group, Inc.~~<u>Broker Services, LLC.</u> ("tZERO"). SpeedRoute is a subscriber to tZERO ATS~~.~~ <u>(SpeedRoute and all other subscribers to the tZERO ATS, "Subscribers" and, each a "Subscriber").</u> In that capacity, it provides sponsored access to tZERO ATS for certain approved broker-dealer clients. SpeedRoute's sponsored access clients enter orders into tZERO ATS using SpeedRoute's MPID. Orders that a sponsored access client enters for execution are routed to tZERO ATS through the Subscriber's order management system.

All orders that are entered by a sponsored access client using SpeedRoute's MPID are entered into tZERO ATS in an agency capacity. SpeedRoute is a routing broker and does not itself execute trades for clients, nor does it trade on a principal basis, whether on tZERO ATS or otherwise.

b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

☒ Yes ☐ No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

☐ Yes ☒ No

If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?

☐ Yes ☒ No

If yes, respond to the request in Part III, Item 16 of this form.

Item 5:   Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

☒ Yes ☐ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

Answer: tZERO ATS, LLC publishes data and offers data feeds of Market Data (as defined in Part III, Item 15b) regarding orders submitted to, and executions occurring on, tZERO ATS. Specifically, tZERO ATS, LLC displayshistorically has displayed real-time best bid and offer data for NMS stocks that trade on the ATS during the operating hours of the ATS, which are 8 p.m. ET to 4 a.m. ET (the "Operating Hours") on www.tzeroats.com. This best bid and offer trading data, also referred to as top-of-book, or Level 1, trading data, is currently unavailable on this website. tZERO ATS, LLC, however, will make this data available again to the public for free via this websiteats.tzero.com/overnight-market-data on or before August 31, 2020.

tZERO ATS, LLC also provides real-time ~~Level 2 trading data~~Market Data to ~~tZERO ATS subscribers ("~~Subscribers~~" and each, a "Subscriber")~~ through a restricted, password-protected website as well as through direct ~~market data~~Market Data feeds. ~~Level 2 trading data, also referred to depth-of-book data, shows quotations, i.e., bids and offers, outside of the best bid and offer for NMS stocks trading on tZERO ATS. The data feeds include both Level 1 and Level 2 data.~~ tZERO ATS, LLC does not charge a fee to Subscribers for providing this ~~market data~~Market Data.

tZERO ATS, LLC provides the real-time ~~data~~Market Data feeds to non-Subscribers and other third parties, including, but not limited to, sponsored access clients and ~~market data~~Market Data vendors that redistribute the data, through direct ~~market data~~Market Data feeds in the same manner as such data is made available to Subscribers. Third parties can use this data for their own purposes, or they can act in a vendor capacity and retransmit the data to other third parties. ~~tZERO ATS, LLC does not charge a fee for the data, or place restrictions on the use or retransmission of data~~As described in Part III, Item 19, tZERO ATS, LLC determines on a case-by-case basis, as a result of commercial negotiations, whether to charge third-parties a fee for Market Data. Likewise, tZERO ATS, LLC determines on a case-by-case basis, as a result of commercial negotiations, whether to allow third parties to retransmit data, and if so, whether to charge for such retransmission.

For more information, please see Part III, Item 15.

    b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

    ☒ Yes ☐ No

    If no, identify and explain any differences.

    c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

    ☐ Yes ☒ No

    If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

    d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

    ☐ Yes ☐ No

If no, identify and explain any differences.

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

☒ Yes ☐ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Answer: As discussed in Part II, Item 2, tZERO ATS, LLC and SpeedRoute are wholly-owned subsidiaries of tZERO. Broker Services, LLC. Each of tZERO ATS, LLC and SpeedRoute has entered into an expense sharing agreement ("ESA") with tZERO. Under the terms of each ESA, tZERO agrees to provide all personnel to tZERO ATS, LLC and SpeedRoute.

t0tZERO Technologies, LLC ("t0 TechnologiestZERO Tech") is a wholly-owned subsidiary of tZERO and an affiliate of tZERO ATS, LLC. tZERO provides personnel to t0 Technologies. t0 TechnologiestZERO Tech. tZERO Tech, in turn, provides personnel for information technology ("IT") services and support to, and licenses software to, tZERO ATS under an ESA between t0 TechnologiestZERO Tech and tZERO ATS, LLC.

Personnel that tZERO provides to tZERO ATS, LLC and SpeedRoute include registered personnel, meaning personnel who hold relevant securities licenses from FINRA, and non-registered fingerprint ("NRF") personnel. All tZERO ATS, LLC registered personnel are also registered personnel of SpeedRoute, and vice versa ("Shared Representatives") (some registered personnel of SpeedRoute are not registered personnel of tZERO ATS, LLC).").

All SpeedRoute NRFs are also NRFs of tZERO ATS, LLC (some NRFs of tZERO ATS, LLC are not NRFs of SpeedRoute). t0 TechnologiestZERO Tech personnel providing such support services to tZERO ATS for NMS Stocks that are not registered representatives of tZERO ATS are designated as NRFs of tZERO ATS, LLC (theysuch persons are also designated as NRFs of SpeedRoute). The preceding NRFs are collectively referred to as "Shared NRFs."

Certain Shared Representatives and Shared NRFs have access to Subscribers' confidential trading information, which consists of Subscribers'/sponsored access clients' real-time and historical orders and executions ("CTI"). All Shared Representatives, which include finance, operations, trade support, administrative and compliance personnel, have access to historical CTI. Shared NRFs with access

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to historical CTI are technology personnel, including application development, systems and infrastructure, systems administration, database administration personnel; compliance ~~and legal~~ personnel; and the controller. For the avoidance of doubt, Shared NRFs with access to historical CTI include NRFs of Speedroute, which have access only to historical CTI in supporting Speedroute in its Subscriber functions.

Only Shared Representatives, the <u>Head of Systems Support,</u> Chief ~~Operating~~<u>Compliance</u> Officer ("~~COO")~~<u>CCO"),</u> and the President of tZERO ATS, LLC have access to real-time CTI. Only Shared Representatives that are part of Trade Support have access to real-time CTI. Trade Support is responsible for monitoring connectivity to the tZERO ATS, monitoring for trade anomalies during the overnight trading session and researching trade executions, if a Subscriber requests such research.

Trade Support is composed of ~~five~~<u>four</u> Shared Representatives. ~~Three~~<u>Four</u> Shared Representatives have access to real-time CTI during the Operating Hours<u>")</u> . During this period, Trade Support has access to SpeedRoute's routing activity. There is no trading activity on the tZERO ATS during the regular trading hours of U.S. exchanges (9:30 a.m. ET to 4 p.m. ET, Monday through Friday ("Core Market Hours")).

~~Two~~<u>Four</u> Shared Representatives have access to real-time CTI during the overnight trading session, i.e., during Operating Hours. During this period, Trade Support has access to trading activity on the tZERO ATS. Outside of providing sponsored access in its capacity as a Subscriber, there is no SpeedRoute routing activity during Operating Hours.

The ~~COO~~<u>Head of Systems Support</u>, in his capacity as supervisor of ~~Trade Support~~<u>systems support</u>, has access to real-time CTI during the overnight trading session, i.e., during Operating Hours.

The ~~COO~~<u>Head of Systems Support</u> of tZERO ATS, LLC determines what tZERO ATS, LLC personnel should have access to CTI, subject to approval of the President of tZERO ATS, LLC. Access is granted based on a person's job requirements, as described above. The ~~COO~~<u>Head of Systems Support</u> and the President of tZERO ATS, LLC may grant access to CTI on a temporary basis if necessary to support the operations of tZERO ATS.   The ~~COO~~<u>Head of Systems Support</u>, subject to the approval of the President, will determine to what CTI such persons are granted access.

Persons granted access to CTI on a temporary basis are information technology personnel. They are granted access to tZERO ATS's systems, as necessary, to repair, maintain and upgrade such systems. In performing the repair, maintenance and upgrade tasks, the information technology personnel can gain access to real-time and historical CTI. If the ~~COO~~<u>Head of Systems Support</u> and President determine that personnel other than information technology personnel need temporary access to systems that, in turn, provides access to CTI, they will document the need for such access and

terminate access when it no longer is needed.

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

☒ Yes ☐ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Answer: NY4 is the outsourced data center for tZERO ATS's primary matching engines. Equinix provides a secure space for the tZERO ATS servers, as well as cross-connects, power, space, and professional services. Further information on Equinix is contained in Part III, Item 6.

Fundamental Interactions, Inc. ("FI") is a technology and software developer that licenses certain matching engine software products to ~~t0 Technologies~~tZERO Tech which, in turn, licenses those products to tZERO ATS under the ESA with tZERO ATS, LLC. tZERO ATS uses FI technology and software for matching, risk and data dissemination, with full control of these activities exercised by the ATS. FI personnel ("FI Personnel") also provide support services to tZERO ATS regarding the use of the FI technology and software. See also Part III, Item 11.

~~t0 Technologies~~tZERO Tech licenses the FI software products described in the previous paragraph to tZERO ATS, LLC. As described in Part II, Item 6(a), Shared NRFs, include NRFs who are ~~t0 Technologies~~tZERO Tech personnel, provide technology expertise and IT services to tZERO ATS, LLC in support of the ATS's operations. See also Part III, Item 11.

As described in Part III, Item 22, tZERO ATS, LLC has entered into a clearing agreement with Electronic Transaction Clearing, Inc. ~~("ETC~~(d/b/a "Apex PRO" or "Clearing Firm"), a FINRA member firm and a member of the National Securities Clearing Corporation~~,~~ (NSCC), to provide for clearance and settlement of transactions executed on the ATS.

QUODD Financial Information Services provides last print data to the tZERO ATS.

If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

☐ Yes ☒ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

   c. If yes to Item 6(b), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(b) the same for all Subscribers?

☐ Yes ☒ No

If no, identify and explain any differences.

Item 7:   <u>Protection of Confidential Trading Information</u>

   a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

      i. written standards controlling employees of the ATS that trade for employees' accounts; and
      ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

Answer: tZERO ATS, LLC has implemented written safeguards and written procedures to protect CTI, consistent with Rule 301(b)(10) of Regulation ATS. Specifically, tZERO ATS, LLC has established internal controls at the trading system and personnel levels intended to prevent CTI from passing from tZERO ATS, LLC/tZERO ATS to any other Subscriber or sponsored access client, and to prevent Shared Representatives, Shared NRFs, and FI Personnel from improperly using such CTI. Although SpeedRoute personnel, including NRFs who support SpeedRoute in its capacity as a Subscriber, have access to the CTI of other Subscribers or sponsored access clients, all such personnel are prohibited from improperly using CTI, and tZERO ATS, LLC applies the controls described in this section to Shared Representatives and Shared NRFs to prevent improper use of such CTI.

Compliance personnel review samples of emails of both Shared Representatives and Shared NRFs. Compliance reviews such emails for any indication of improper use of CTI. Neither tZERO ATS, LLC nor SpeedRoute uses instant messaging, and personnel of those two entities are prohibited from using text messaging for business purposes.

Because tZERO ATS operates outside of Core Market Hours, executions on the ATS are not reported to the consolidated tape. tZERO ATS, LLC personnel review the tZERO ATS trade data for suspicious activity, such as wash trading, self-matching and front running that might indicate misuse of CTI.

Because all trading in NMS stocks on the tZERO ATS occurs outside of Core Market Hours, it is unlikely that any CTI to which SpeedRoute has access could be of benefit to its routing clients. Note as well that Trade Support personnel do not earn transaction-based compensation, so there is no incentive for them to promote

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trading by SpeedRoute's sponsored access clients. That is, the tZERO ATS's Operating Hours help to minimize the potential for misuse of CTI.

The internal controls that tZERO ATS employs include the following:

Control and Supervision of Access to Confidential Trading Information — tZERO ATS has procedures and safeguards in place to protect CTI. In accordance with Rule 301(b)(10), the President of tZERO ATS, LLC ensures that access to CTI is limited to Shared Representatives, Shared NRFs and FI Personnel identified in Part II, Items 6(a) and (b), and that such personnel have access only to the CTI for which they have been permissioned as described in Part II, 6(a). The tZERO ATS, LLC ~~COO~~Head of Systems Support supervises Shared NRFs and FI Personnel who have access to CTI. As discussed in Part II, Item 6(a), the ~~COO~~Head of Systems Support of tZERO ATS, LLC, subject to the President of tZERO ATS, LLC's approval, determines on a case-by-case basis whether to grant access to CTI to any additional tZERO ATS, LLC, SpeedRoute, ~~t0 Technologies~~tZERO Tech or FI Personnel, and such access is granted only if necessary to support the operation of tZERO ATS based on the job functions of those being granted access.

The Shared Representatives responsible for supporting tZERO ATS operations have controlled access via login credentials to view orders and trades in the ATS system. Shared Representatives with trade support and IT/operations responsibilities may view real-time order and trade information through a front-end graphic user interface ("GUI"). Shared NRFs with IT/operations responsibilities may access order and trade information by means of querying a database. Additionally, Shared Representatives and Shared NRFs described in Items 6(a) and (b) have access to historical CTI through access to a shared drive. If an order has been entered into tZERO ATS, it resides on the tZERO ATS server, but such data is only accessible by the Shared Representatives responsible for tZERO ATS operations, or Shared NRFs or FI Personnel who support tZERO ATS operations as supervised by the tZERO ATS, LLC ~~COO.~~Head of Systems Support .

tZERO ATS, LLC requires Shared Representatives and Shared NRFs to understand the authorized uses of CTI and requires such personnel to acknowledge this understanding by attesting in writing that they have reviewed and understood tZERO ATS, LLC's written supervisory procedures. These personnel undergo annual compliance training that includes materials related to protecting CTI. Shared Representatives and Shared NRFs with access to CTI are required to complete an annual attestation regarding the proper use of CTI.

The ~~COO~~Head of Systems Support , subject to the approval of the President, is also responsible for determining whether to grant FI Personnel, as that term is defined in Part II, Item 6(b), access to CTI, either on a temporary or permanent basis, and for determining to what CTI such persons may be granted access.

FI Personnel's access to servers is limited to specific IP addresses using Network Address Translation and explicit firewall access rules. Limited user remote server access is allowed only via Secure Shell (SSH) and the FI console (GUI), both of which are limited to specific users and are password protected. FI Personnel are subject to strict contractual prohibitions on the use of any of tZERO ATS's CTI, and FI Personnel's access to CTI is supervised by the tZERO ATS, LLC ~~COO.~~Head of Systems Support .

Share Representatives, Shared NRFs and FI Personnel therefore understand that they cannot misuse CTI.

tZERO ATS, LLC and SpeedRoute both maintain servers at Equinix NY 4, but those servers are separate from each other. The tZERO ATS, LLC and SpeedRoute servers do not share data with each other.

Requests for access to real-time order and trading information is strictly monitored and such requests must be approved by tZERO ATS, LLC's President. Access will be granted only if the requesting individuals are Shared Representatives, Shared NRFs or FI Personnel involved in the operations or compliance functions of the ATS. tZERO ATS, LLC conducts periodic reviews of access to CTI to ensure tZERO ATS's continued compliance with Rule 301(b)(10). As part of the review, tZERO ATS, LLC confirms that individuals with access to CTI continue to have a valid need to access such information based on the access standards set out for a given position in this Part II, Item 7(a).

<u>Trading Systems Controls</u> — Shared NRFs and FI Personnel help to maintain the operability of tZERO ATS's trading system and related market data feed and display functionality. System access to the ATS server is regulated by secure log-ins and monitored by compliance personnel. FI provides the infrastructure and technology for tZERO ATS through its license agreements with ~~t0 Technologies~~<u>tZERO Tech</u>, but tZERO ATS, LLC, utilizing that licensed technology, is responsible for the maintenance and support of the order book and Subscriber/sponsored access client information. The ATS utilizes a dynamic and real-time application to monitor intraday trading from a trade support perspective. As an additional protection, tZERO ATS, LLC, SpeedRoute, ~~t0 Technologies~~<u>tZERO Tech</u>, and FI do not, nor do any other tZERO ATS, LLC affiliates/services providers, conduct any principal trading or market making activity.

<u>Restricted Access to Network Infrastructure</u> — The ATS servers and networking equipment is located in tZERO ATS, LLC's Data Center which is Equinix NY4.

FI Personnel provide technical support regarding the operation of the software used by the ATS for its matching engine and its market data distribution and publication. When needed, FI Personnel work with Shared NRFs to resolve software systems issues that may require access to tZERO ATS's network infrastructure and CTI, specifically, historical order and execution data, subject to the supervision of Shared Representatives.

Personal Securities Transactions – tZERO ATS, LLC's policies and procedures require Shared Representatives and Shared NRFs to hold any securities acquired in personal securities transactions for 30 days. tZERO ATS, LLC's ~~Chief Compliance Officer ("~~CCO~~")~~ and his or her designees receive duplicate copies of all brokerage statements and trade confirmations of such personnel. Compliance personnel review these documents when they are received and look for unusual trading patterns, e.g., trades involving unusual quantities and trading in certain types of securities.

We note that given the trading in NMS stocks on the tZERO ATS occurs outside of Core Market Hours, it is unlikely that Shared Representatives or Shared NRFs could use CTI for personal trading either on the tZERO ATS, where they could not trade in their personal capacities, or for trading on markets during Core Market Hours, at which time the CTI likely would be stale.

The policies and procedures cover all securities transactions in outside brokerage accounts directed by the personnel referenced in the preceding paragraph, including but not limited to, transactions in securities issued by a company (e.g. stocks, bonds), transactions in any reference securities (e.g. options, preferred stock, futures), and transactions in any packaged products including but not limited to mutual funds and exchange traded funds.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

☐ Yes ☒ No

If yes, explain how and under what conditions.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

☐ Yes ☒ No

If yes, explain how and under what conditions.

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Shared Representatives, Shared NRFs and FI Personnel have access to the specified categories of CTI for which they have been permissioned to support the operations, technology, compliance ~~and legal functions~~, and finance functions of tZERO ATS. Such personnel have access to real-time trading data and post-trade data. These roles and categories, as well as the types of CTI to which each category of personnel has access, are described in Part II, Items 6(a) and (b).

As a network provider, Equinix NY4 will not have access to CTI since Equinix NY4 does not have the necessary passwords to access CTI. As tZERO ATS, LLC's clearing broker, ETC will have access to Subscriber execution information but not order information.

Part III: Manner of Operations

Item 2:   Eligibility for ATS Services

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

    ⊠ Yes ☐ No

b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

⊠ Yes ☐ No

If yes, list and provide a summary of the conditions.

Answer: The ATS allows as Subscribers those applicants who satisfy certain eligibility requirements. Specifically, Subscribers must meet the following requirements:

1. ~~A~~ It is a U.S. Securities and Exchange Commission ("SEC") registered broker-dealer ~~registered with the SEC~~ and a member in good standing of at least one ~~SRO.~~

~~2.~~1. ~~Pass Office of Foreign Asset Control ("OFAC") checks and disciplinary review. The disciplinary review will include reviewing public information to determine if the potential Subscriber has a disciplinary history that would preclude trading on the ATS~~self-regulatory organization.

~~3.~~2. Satisfy such technical or systems requirements as may be prescribed by tZERO ATS, including but not limited to: connectivity certification, the ability to send orders and cancellations, and to receive trades, cancellations, rejects and trade breaks from the ATS.

~~4.~~3. Have clearing and settlement systems and/or arrangements in place to support participation on the ATS, which would include clearing or accepting clearing of securities through ~~ETC~~Apex, NSCC # 0873, tZERO ATS, LLC's clearing firm, and has in place relevant documentation to establish this clearing relationship.

5. ~~Attest to having in place arrangements to ensure all staff and systems involved in the conduct of business with tZERO ATS are suitable, adequately registered, as applicable, properly trained and supervised.~~

~~6.~~4. Execute the Subscriber Agreement.

~~7.~~5. Execute an appropriate "give-up" agreement to establish an "on behalf of" reporting relationship (e.g., an executed Uniform Trade Reporting Facility Service Bureau/Executing Broker Agreement or Nasdaq AGU/Attachment 2 Agreement).

8. ~~Execute all other applicable agreements required to facilitate clearance, settlement, trade reporting, error correction and cancellation of trades effected on or through the ATS.~~

6. It has completed that ATS's onboarding process (e.g. satisfied tZERO ATS KYC/AML review passed OFAC checks, passed a disciplinary review, executed all pertinent agreements).

tZERO ATS, LLC shall, after receiving a completed Subscriber application and any additional documentation requested, in its discretion, approve or reject such application, or approve such application subject to such conditions and/or restrictions as it considers appropriate (e.g., potentially limiting the number of orders a Subscriber may send). It processes all applications and completes its review and approval/denial process within ~~thirty calendar days~~ a timely manner of receipt of each completed Subscriber application. Each approval or denial must be authorized by the tZERO ATS, LLC ~~Chief Compliance Officer.~~CCO. Trading Operations shall then promptly notify the applicant of the decision.

tZERO ATS creates and maintains records of all such decisions granting access, denying access, and granting limited or restricted access, for each applicant, and the reasons for so doing.

~~9.~~7. Comply with credit risk controls, as described in Part III, Item 7.

c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?

☒ Yes ☐ No

If no, identify and describe any differences.

d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?

☒ Yes ☐ No

Item 3:   Exclusion from ATS Services

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?

☒ Yes ☐ No

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

Answer: A Subscriber can be excluded from the ATS if the Subscriber no longer satisfies the eligibility requirements for acceptance as a Subscriber.

Additionally, the operation of the ATS is continuously monitored by the ATS's trading operations team ("Trading Operations") to ensure the smooth and correct functioning of the system as well as adherence to the ATS's operating procedures and the applicable securities rules and regulations. Trading Operations can monitor order entry port status, order acknowledgement latency, and market data quality, in addition to detailed metrics on order entry rates, open and executed exposures, and executed volumes. Trading Operations monitors to determine whether Subscribers are sending orders in excess of 100 orders per second or a single order with notional value greater than $5 million. Any orders entered in excess of these limits will be rejected by the ATS, and Subscribers/sponsored access clients will be reminded of the limits.

In addition to real-time monitoring, Trading Operations will review any anomalies in the activities of the ATS using end-of-day reports. These reports include T+1 clearing breaks and same entity crosses. In the event one of the preceding occurs, Trading Operations may, among other actions, halt the activity of a Subscriber/sponsored access client or set of Subscribers/sponsored access clients and/or an NMS Stock or set of NMS Stocks in order to contain the impact of a problem while pursuing a resolution.

tZERO ATS may also exclude a Subscriber/sponsored access client from trading on the ATS if, in the sole discretion of tZERO ATS, LLC, the Subscriber/sponsored access client may cause a breach of the Subscriber Agreement or if such exclusion is necessary to comply with applicable law.

b. If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 7:   Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

   i.   priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to

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changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non- display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post- only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (*e.g.,* price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Answer:

Order Types

tZERO ATS only accepts limit day orders ("orders"). Orders that are not marketable are held until the order is canceled or until it becomes marketable and is matched with a contra Order in the system and executed. All orders on the ATS order book are canceled at the end the trading session.

The only time-in-force instruction accepted by the ATS is Day.

Routing

tZERO ATS does not route orders to any other Trading Center.

Message Priority

Incoming orders and related messages are processed in the order in which they are received by the ATS.

<u>Match Priority</u>

Orders are time-stamped to the millisecond by the ATS upon receipt, as are cancel/replaces. Orders are matched by the ATS on a price/time priority basis, with the exception of orders entered as "broker priority." Orders that are entered as "broker priority" are matched by the ATS on a price/broker/time priority basis.

A Subscriber/sponsored access client elects broker priority for all transactions, not on a transaction-by-transaction basis. Broker priority is never a default setting on tZERO ATS. If a Subscriber/sponsored access client elects broker priority and routes both buy and sell orders for the same NMS Stock to the ATS, those order are matched against each other, absent a better-priced order. If there is a better-priced order on the ATS, the broker priority order executes against the better-priced order. The orders of a Subscriber/sponsored access client that has not elected broker priority, but that enters both buy and sell orders in the same NMS Stock into the ATS will be matched against each other, but only if there is not an existing order on the order book at the same or a better price. For example, assume the ATS receives the following orders:

- ORDER A: from a Sponsored Access broker customer of SpeedRoute, tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $15.10 at 11:00 p.m.;

- ORDER B: from a Sponsored Access broker customer of SpeedRoute, tagged with identifier CLIENT2, a LIMIT DAY buy order to buy 550 shares of ABC @ $15.10 at 11:01 p.m.;

- ORDER C: from a Sponsored Access broker customer of SpeedRoute, tagged with identifier CLIENT3, a LIMIT DAY buy order to buy 600 shares of ABC @ $15.10 at 11:02 p.m.;

- ORDER D: from a Sponsored Access broker customer of SpeedRoute, tagged with identifier CLIENT3, a LIMIT DAY buy order to buy 100 shares of ABC @ $15.10 at 11:03 p.m.; and

- ORDER E: from Sponsored Access broker customer of SpeedRoute, tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 800 shares of ABC @ $15.10 at 11:04 p.m.

Where CLIENT 3 has elected broker priority, Order E is matched, based on broker priority, first with Order C and Order D (based on time priority) and the balance of 100 will be matched, based on price-time priority, against Order A.

Because the ATS's Operating Hours (8 p.m. ET to 4 a.m. ET) are after the Core Market Hours (9:30 a.m. ET to 4 p.m. ET, Monday through Friday), trades executed on the ATS are not priced according to and do not relate to the NBBO, which is not available during the Operating Hours. Rather, reference prices for trades executed on the ATS are based on the best available bid and offer on the ATS at the time of the trade.

Order Cancellation and Amendment

All orders entered into tZERO ATS are considered firm orders. An order is actionable and eligible for execution at any time until such order has expired by its terms, is canceled, or is executed and, when executed, is binding on the Subscriber placing the order (executed orders entered by sponsored access clients are binding against the Subscriber providing sponsored access because tZERO ATS's contractual relationship is with the Subscriber providing sponsored access, not the sponsored access client). Subscribers/sponsored access clients may cancel their pending orders at any time before execution at their discretion.

A reduction in an order's size through a cancel/replace instruction will not affect the order's original time priority. Changes that increase an orders size will lose priority to existing orders at the same price and result in a new time priority. A change in an order's price, however, will result in a new time priority being assigned to the order.

Orders will be rejected if they contain instructions or order attributes that are not supported by the ATS, such as an invalid stock symbol. Subscribers are also subject to pre-trade credit and risk controls to prevent certain orders from reaching the ATS. Each Subscriber is subject to a daily notional value limit, a maximum notional value per order, a maximum quantity per order, a maximum number of orders per second, and a maximum number of duplicate orders (same ticker symbol, size, side, order type and price). The ~~COO~~CCO or his or her designee determines the limits for each Subscriber based on a credit risk assessment before the Subscriber is permitted to commence trading on the ATS. These controls will reject Subscriber orders that exceed pre-set credit thresholds or that contain a sub-penny price, among others.

Required Fields

- Sending time (Time of order creation expressed in UTC)
- Client Order ID (unique identifier per order/per session)
- Side (Buy, Sell, Sell Short, Sell Short Exempt)
- Symbol
- Time In Force = DAY
- Order Type = Limit
- Price

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 11:   Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Answer: tZERO ATS operates a fully-automated electronic limit order book that continuously matches orders to buy or sell NMS Stocks. All NMS Stocks are eligible to trade on tZERO ATS. All orders submitted to the ATS are firm, and are eligible for automatic execution by the system, consistent with the instructions and conditions indicated on the order as submitted by Subscribers/sponsored access clients. Matching occurs on a price-time priority basis, subject to broker priority, if applicable. As discussed in Part III, Item 4(a), the Operating Hours are after Core Market Hours.

Subscribers/sponsored access clients generate orders in securities eligible for trading on the ATS and send these orders electronically to tZERO ATS's FIX order gateway ("Gateway"). The Gateway directs all orders to tZERO ATS matching engine.

tZERO ATS applies broker priority if elected by the Subscriber/sponsored access client, as discussed in Part III, Item 7. In the case of orders received from sponsored access clients of SpeedRoute, such broker priority is determined using the tags applied by SpeedRoute to identify the sponsored access client submitting such order via sponsored access.

tZERO ATS matching engine operates on a server in Equinix NY4 data center. Equinix maintains the server in a locked "cage" that is accessible only by such personnel as indicated in Part II, Item 7. ~~t0 Technology~~tZERO Tech licenses the software to tZERO ATS, LLC that provides the matching engine and related technology that operate on the tZERO ATS server. The software is licensed under an ESA between ~~t0 Technologies~~tZERO Tech and tZERO ATS, LLC. ~~t0 Technologies~~tZERO Tech, in turn, licenses the matching engine software and related technology from FI.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Answer:

Matching

The ATS accepts only orders from Subscribers. The ATS matches orders solely in accordance with the terms of those orders; tZERO ATS does not have any discretion to change terms of an order that a Subscriber/sponsored access client enters.

During its Operating Hours, the ATS matches orders in its order book on price-time priority basis, subject to broker priority, if applicable, as described in Part III, Item 7. Orders retain their priority after partial fills.

Orders submitted to the ATS are time-stamped to the millisecond upon receipt for prioritization purposes and for OATS reporting purposes.

Locked or Crossed Markets

All orders entered during the Operating Hours reside only on the tZERO ATS order book. A buy order priced at or above the best offer, or sell order priced at or below the best bid, therefore result in executions, not locked or crossed markets.

Execution Errors

tZERO ATS has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades," and handles Subscriber and ATS errors in the same manner. Each potential error situation will be evaluated by the ATS's President or ~~COO~~CCO on a case by-case basis to determine whether a trade execution should be busted. A transaction executed on the ATS shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the inquiry is greater than (less than) the reference price by 6% for NMS Stocks priced greater than $50; 10% for NMS Stocks priced greater than $25 and up to and including $50; and 20% for NMS Stocks priced greater than $0 and up to and including $25. The reference price for the clearly erroneous policy is the most recent transaction effected on the ATS.

Order Entry Restrictions

The ATS will not accept orders that reference a symbol not authorized for trading (e.g., if there is a trading halt). Consistent with Rule 612 of Regulation NMS under the Exchange Act, the minimum price increment for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and $0.0001 for orders priced below $1.00. Orders received with price increments below the preceding will be rejected.

Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 15:   Display

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(a)(23) of Regulation NMS?

☐ Yes ☒ No

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

☒ Yes ☐ No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

Answer: tZERO ATS, LLC ~~displays~~historically has displayed in real time on its public website bids and offers for NMS Stocks submitted to tZERO ATS~~.~~, but such data is currently unavailable. tZERO ATS, LLC~~does not charge~~, however, will make this data available again to the public for ~~access to its~~free via the website on or before August 31, 2020. The information for displayed orders includes symbol, size, side and price for top of book. If a posted bid or offer is executed or canceled, it is removed from the site. tZERO ATS, LLC will display best bids and offers on its website for the ATS during the Operating Hours. The posted order information is purged immediately at the end of a trading session, when all open orders in the ATS order book are canceled.

tZERO ATS, LLC also makes more extensive ~~Level 2 market data, i.e., depth of book data, regarding orders executions on the ATS available to~~Market Data its Subscribers, sponsored access clients, and third parties, as discussed in Part II, Item 4(a), through its website on a restricted, password-protected basis and/or through direct market data feeds from the ATS's Data Center in Equinix NY4. "Market Data" means Transaction Data and Order Data with respect to securities that trade on the tZERO ATS. "Transaction Data" for NMS stocks executed on the ATS includes the following for each such NMS Stock: last print, which includes the transaction size and execution price; total daily trading volume; previous closing price; change in value from the last close (both as a percentage and nominal number); opening price; high price; low price; and, with respect to each transaction executed on the tZERO ATS, each Subscriber that is a party to the transaction.   "Order Data" for orders to purchase or sell a NMS Stock that Subscribers submit to the tZERO ATS is composed of the aggregate then-best bid and offer with size (top-of-book), all other bids and offers, with size (depth-of-book) for that NMS Stock and the identity of the Subscriber posting the bid and/or offer.

Subscribers and sponsored access clients obtaining streaming direct ~~market data~~Market Data feeds may take that data directly into their order or execution management systems. ~~This Level 2 data includes all bids and offers on the ATS's order book; high and low trade prices in a symbol during a trading session on the ATS; last sale price on the ATS; opening price for the symbol on the ATS in that trading session; and the volume of trading in that symbol on the ATS during the session. This market data~~This Market Data remains available to Subscribers, sponsored access clients and third parties on the tZERO ATS, LLC restricted site until ~~4:00~~7:59 p.m. ET the following trading day.

Subscribers submit orders electronically to tZERO ATS, LLC through the Gateway. This FIX order information is collected, normalized, formatted and transmitted, through the use of software provided by FI, to the tZERO ATS, LLC website for posting and/or its restricted website GUI, as applicable. tZERO ATS also uses FI technology and software to transmit direct market data feeds to Subscribers from the ATS's Data Center in Equinix NY4. SpeedRoute does not receive ~~market data~~Market Data feeds.

c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 19:   Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Answer: tZERO ATS charges SpeedRoute a fixed fee of $15,000 for its access to the ATS. SpeedRoute is not charged a transaction-based fee. For all other Subscribers, tZERO ATS charges the Subscriber a transaction-based fee of $0.008 per share, irrespective of whether the Subscriber or its sponsored access client enters the orders underlying the transactions. That is, tZERO ATS does not charge Subscribers' sponsored access clients directly for transactions.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

Answer: ~~N/A.~~

tZERO ATS, LLC provides the real-time Market Data feeds to non-Subscribers and other third parties, including, but not limited to, sponsored access clients and Market Data vendors that redistribute the data through direct Market Data feeds in the same manner as such data is made available to Subscribers. Third parties can use this data for their own purposes, or they can act in a vendor capacity and retransmit the data to other third parties. tZERO ATS, LLC determines on a case-by-case basis, as a result of commercial negotiations, whether to charge third-parties a fee for Market Data. Likewise, tZERO ATS, LLC determines on a case-by-case basis, as a result of commercial negotiations, whether to allow third parties to retransmit data, and if so, whether to charge for such retransmission.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Answer: The ATS does not rebate or discount any fees or charges identified in Item 19(a).

Item 22:   Clearance and Settlement

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

Answer: tZERO ATS's clearing firm is ~~ETC~~Apex PRO (NSCC # 0873). ~~ETC~~Apex PRO is a participant in the ~~National Securities Clearing Corporation~~NSCC, which clears equity transactions, and The Depository Trust Company ("DTC"), which facilitates settlement of equity and other types of securities. tZERO ATS provides trade information to ~~ETC~~Apex PRO in both real-time and end-of-day formats for clearing purposes. ~~ETC~~Apex PRO submits the trade information to NSCC to facilitate settlement. Settlement of trades executed on the ATS occurs through the Continuous Net Settlement (CNS) system operated by DTC and generally settle on the second day after the trade.

A Subscriber must execute appropriate "give-up" agreements to establish an "on behalf of" reporting relationship (e.g., an executed Uniform Trade Reporting Facility Service Bureau/Executing Broker Agreement or Nasdaq AGU/Attachment 2 Agreement).

tZERO ATS executes trades solely in an agency cross capacity. It does not become counterparty to any Subscriber trades.

b. Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.